SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2006

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

President of Petrobras at La Paz meeting

(Rio de Janeiro, May 11, 2006). – PETRÓLEO BRASILEIRO S/A - PETROBRAS, [Bovespa: PETR3/PETR4, NYSE: PBR/PBRA, Latibex: XPBR/XPBRA, BCBA: APBR/APBRA], a Brazilian international energy company, announces that the Minister of Mines and Energy of Brazil, Silas Rondeau, the Minister of Hydrocarbons of Bolivia, Andres Soliz Rada, and the presidents of Petrobras, José Sergio Gabrielli de Azevedo and YPFB, Jorge Alvarado, met yesterday in La Paz in the spirit of the Puerto Iguazu Declaration, to discuss the issues arising from Decree, DS 28701 of May 1 2006.

The Minister of Mines and Energy of Brazil and the President of Petrobras reiterated their total respect for the sovereign decisions of the Bolivian government and people contained in DS 28701 and expressed their willingness to implement such decisions in accordance with appropriate regulations.

Within the framework of the complementary regulations, the parties agreed to hold meetings at a technical level for reaching a decision on the following aspects:

  Conditions for conducting business during the transition phase;
  Definition of conditions and contracts necessary for the production of gas and its commercialization; and the refining process, including mechanisms and forms of negotiated compensation;
  Preconditions for the signing of the production contracts.

Agreement was reached to establish a High Level Commission, made up of both ministers and the presidents of Petrobras and YPFB. At the same time, a technical commission is to be set up, subdivided into three working groups.

The parties further agreed that the proposal for revising natural gas prices should be discussed in a rational and equitable manner under the terms of the Puerto Iguazu Declaration and within the framework of the gas supply agreement (GSA).

The procedures established at the meeting reflect the interest of the parties in further enhancing the bilateral dialog.

http: //www.petrobras.com.br/ri/english

Contacts:

Petróleo Brasileiro S.A – PETROBRAS
Investor Relations Department
Raul Adalberto de Campos– Executive Manager
E-mail: petroinvest@petrobras.com.br
Av. República do Chile, 65 - 22nd floor
20031-912 – Rio de Janeiro, RJ
(55-21) 3224-1510 / 9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 11, 2006

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.